Exhibit 21.1

SUBSIDIAIRES OF HUADI INTERNATIONAL GROUP CO., LTD.

Subsidiaries	Place of Incorporation
Yongqiang Tuoxing Limited	British Virgin Island
Hong Kong Beach Limited	Hong Kong, People’s Republic of China
Wenzhou Hongshun Stainless Steel Limited	People’s Republic of China
Huadi Steel Group Limited	People’s Republic of China